UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number:  001-162171

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited, dated August 30, 2011, with a letter to shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 31, 2011	By: /s/ Herbjørn Hansson
Herbjørn Hansson Chairman, Chief Executive Officer and President

Nordic American Tankers Ltd. (NYSE:NAT) Letter to Shareholders from the Chairman and CEO – NAT is Different.

Hamilton, Bermuda, August 30, 2011

Dear Shareholder,

It is time to update you on recent developments in the Company and our industry. As we have stated before, it is at times of difficulty for the industry that NAT in particular improves its position relative to its peers.

We believe that important factors differentiate NAT from other tanker companies. A professional management and board with wide experiences and complementary skill sets, a strong balance sheet, one type and size of ships, low general and administrative costs and accretive growth are among the factors making NAT different.

The Company declared a dividend of $0.30 per share for 2Q2011 which was the same as for 1Q2011. We expect to keep this level of dividend per share for 3Q2011. NAT is in a very strong financial position as opposed to shipping companies with weak balance sheets. Furthermore, NAT has a large credit facility available. NAT remains firmly committed to protecting its underlying earnings and dividend potential through a disciplined and conservative policy.

Shipping rates are at a low level as a result of there being too many ships at the present time. However, as I noted in my last communication to you, actual deliveries from shipyards are significantly lower than what had been projected.  This is partly a reflection of owners cancelling or changing newbuilding orders, or owners not being in a position to finance vessels contracted in the past.

Moving forward, we expect that the demand for crude oil transportation will continue to grow while we may see that the demand could be reduced from time to time. The tanker fleet growth is expected to slow down significantly as the major shipbuilders have been turning their focus to other sectors. The ordering of new vessels has decreased substantially and the orderbook for new suezmaxes as a percentage of the existing fleet is now about 22%, which is equal to the low level of 2002.

Spot shipping freight rates are a reflection of supply and demand for vessels. Small changes in this balance normally have a volatile impact on spot freight tanker rates.  With this as a background, NAT may occasionally pay more dividend than our operating cash flow.  We believe this strategy favors all shareholders, many of whom have been with NAT for a long time.  Financially, paying more dividend than operating cash flow is in a way comparable to buying back stock or returning capital, but all shareholders are in the same boat, so to speak, because all of them receive the dividend.  This is in line with our policy of not accumulating cash on the balance sheet.  In fact, in a weak market environment, we in particular see it as our obligation to actively support our shareholders. It is worth noting that our recent dividend payments are insignificant in relation to our liquidity position and our overall financial position.

We will act decisively to expand the fleet when we believe it is optimal for the Company to do so.

We recently visited Korea to attend the naming ceremony for our two Korean newbuildings ordered in April 2010. These vessels will be economical to run and enhance our dividend and earnings capacity. One of these two vessels was delivered to us a few days ago. The second one is expected to be delivered to us in October.

2011 has been a year of growth for NAT.  During the fourth quarter of 2010 our fleet consisted of 15 operating vessels on the water. When the last of the two newbuildings is delivered in October, our fleet will then total 19 vessels.  This growth greatly enhances our dividend capacity for any market recovery when compared to our position before the downturn in the market. Our expansion has taken place with no increase in our overhead costs, because our organization is capable of handling a growing fleet.

We remain firmly committed to our strategy, and believe that our model is working to the benefit of our shareholders. As you know, we maintain our focus on transparency and active communication with our shareholders.  At NAT, management’s interests are aligned with yours – we make money when you make money.

We focus on maintaining total return – the only measure of performance that should matter to a shareholder and we have good total return statistics over the years. When the market recovers, we will be in a position to grow those returns.

We believe our history reflects excellent commercial management coupled with a prudent financial strategy. We always ensure that our growth is accretive to our dividends per share. This guiding principle serves as the foundation for how and when we choose to grow and how we finance this growth.

We continue to encourage any investor with an interest in the tanker industry who seeks dividend paying stocks to consider Nordic American.

After delivery of the second ship from Samsung in October, NAT expects to have a net debt of about $5 million per ship – a very comfortable level. With the unique operating model, Nordic American has significant upside potential with relatively limited downside. We believe this also differentiates NAT from many other shipowning companies.

I am as optimistic about the future of Nordic American as ever. I am happy to receive any questions or comments via email at herbjorn.hansson@scandicamerican.com

With the rest of our team, I am here to serve you.

All the best!

Herbjorn Hansson
Chairman & CEO

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Jacob Ellefsen, Head of Research, United Kingdom
Nordic American Tankers Ltd.
Tel: + 44 20 31 78 58 20   or + 44 78 27 92 94 11

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tankers Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291